Exhibit: 12

FMC CORPORATION

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
(in Millions, Except Ratios)	2007		2006
Earnings:
Income from continuing operations before income taxes	$81.7		$105.9
Minority interests	3.2		4.5
Undistributed (earnings) of affiliates	(2.7)		(1.3)
Interest expense and amortization of debt discount, fees and expenses	18.4		17.6
Amortization of capitalized interest	2.0		2.0
Interest included in rental expense	2.4		2.3

Total earnings	$105.0		$131.0

Fixed charges:
Interest expense and amortization of debt discount, fees and expenses	$18.4		$17.6
Interest capitalized as part of fixed assets	1.9		1.6
Interest included in rental expense	2.4		2.3

Total fixed charges	$22.7		$21.5

Ratio of earnings to fixed charges	4.6	x	6.1	x